FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F  X    Form 40-F
                                   -----           -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes         No  X
                                  -----      -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

A press release on notice of 2004 annual general meeting, made by Huaneng Power International, Inc. in English on March 24, 2005.

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                     Notice of 2004 Annual General Meeting

(Beijing, China, March 24, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] will hold its 2004 Annual General Meeting at 9:00 a.m. on Wednesday, May 11, 2005 at Beijing International Convention Centre at No. 8 Beichen East Road, Chaoyang District, Beijing, the People's Republic of China for considering and passing the following resolutions:

Ordinary resolutions:

1. To consider and approve the working report from the Board of Directors of the Company for year 2004;
2. To consider and approve the working report from the Supervisory Committee of the Company for year 2004;
3. To consider and approve the audited financial statements of the Company for year 2004;
4. To consider and approve the profit distribution plan of the Company for year 2004;
5. To consider and approve the proposal regarding the appointment of PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd as the PRC auditor of the Company and PricewaterhouseCoopers as the Company's international auditor for 2005 with a total remuneration of US$2.01 million;
6. To consider and approve the proposal regarding the change of the session of Board of Directors;
7. To consider and approve the proposal regarding the change of the session of Supervisory Committee.

Special resolution:
8. To consider and approve the proposed amendments to the Articles of Association.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, the Company is one of the largest independent power producers in China.

                                    ~ End ~

Ms. Meng Jing / Ms. Zhao Lin                     Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.                Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                     Tel: (852) 2520 2201
Fax: (8610) 6649 1860                            Fax:(852) 2520 2241
Email: ir@hpi.com.cn

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                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                                          HUANENG POWER INTERNATIONAL, INC.



                                          By  /s/ Huang Long
                                            ----------------




                                          Name:    Huang Long

                                          Title:   Company Secretary



Date:     March 24, 2005